UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☒	NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

(Registrant)

Date	March 11, 2004	By “Douglas R. Halward”

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated March 9, 2004
EXHIBIT B:	BC Form 51-901F together with schedules A (unaudited financial statements for the three months ended December 31, 2003), B (supplementary information) and C (management discussion and analysis)

EXHIBIT A

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports First Quarter Results

Abbotsford, British Columbia – March 9, 2004

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the three months ended December 31, 2003. A complete copy of the Company’s report for the year is available on the internet at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

December 31	2003	2002

Revenue	$5,576,828	$5,310,988
Income (loss) before income taxes	153,515	(163,982)
Income tax expense	163,902	33,405
Net loss	(10,387)	(197,387)
Basic earnings (loss) per common share	(0.00)	(0.02)
Diluted earnings (loss) per common share	(0.00)	(0.02)
Weighted average common shares outstanding	10,016,044	9,976,299

For the three months ended December 31, 2003, Consolidated Envirowaste Industries Inc. reported earnings before income taxes of $153,515 compared to a net loss before income taxes of $163,982 for the comparable quarter ended December 31, 2002. For the first quarter ended December 31, 2003, the net loss after income taxes was $10,387, or $0.00 per share ($0.00 fully-diluted) compared to a net loss of $197,387 or $0.02 per share ($0.02 fully-diluted) for the three months ended December 31, 2002. Revenue for the quarter rose $266,000 or 4.8% over the comparable quarter last year despite an approximate increase of 15% in the value of the Canadian dollar versus its U.S. counterpart since last year and is attributed to increased storm-related activity during the quarter compared to last year. This increased activity is also largely responsible for the 2.8% increase in gross margin percentage and direct selling expenses compared to the first quarter of last year, while administrative burden remained constant. The $194,000 increase in comparable operating earnings was bolstered by a $134,000 gain from the disposal of a piece of equipment in Georgia. Cash flow from operations remained comparable to the same quarter last year. After changes in non-cash working capital items cash flow increased $767,000 over the three months ended December 31, 2002 while the change in cash and cash equivalents was $1 million dollars better than last year’s first quarter

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.
“Per James E. Darby”
James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

For Quarter Ended:	December 31, 2003
Date of Report:March 9, 2004
Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	wade@envirowaste.ca

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name:	“Douglas Halward”	Date Signed: March 9, 2004
Director’s Name:	’’James Darby’’	Date Signed: March 9, 2004

Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Schedules of Consolidated Cost of Sales
Schedules of Consolidated Direct Selling Expenses
Schedules of Consolidated General and Administrative Expenses

     CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

     Consolidated Financial Statements
     December 31, 2003 and 2002

     Index

     Consolidated Balance Sheets

     Consolidated Statements of Income and Deficit
     Consolidated Statements of Cash Flows
     Notes to Consolidated Financial Statements
     Schedules of Consolidated Cost of Sales
     Schedules of Consolidated Direct Selling Expenses
     Schedules of Consolidated General and Administrative Expenses

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC,

Consolidated Balance Sheets
December 31 , 2003 and 2002

	December 31 ,	December 31,	(audited) September 30,
	2003	2002	2003
ASSETS
Current
Cash and cash equivalents	$1,911,363	$2,910,947	$1,581,376
Accounts receivable	2,490,692	2,138,228	2,814,694
Inventories (note 2)	1,021,328	1,283,042	952,936
Refundable income taxes	—	41,840	64,340
Future income tax asset	199,527	346,268	215,255
Prepaid expenses and deposits	329,068	286,446	333,716

	5,951,978	7,006,771	5,962,317
Property, plant and equipment (note 3)	8,777,889	6,378,595	8,316,414
Assets under capital leases (note 4)	2,141,817	2,056,818	2,338,974
Future income tax asset	208,750	249,709	217,424
Other assets (note 5)	35,571	48,286	36,365

	$17,116,005	$15,740,179	$16,871,494

LIABILITIES
Current
Demand loans, secured (note 6)	$580,000	$556,000	$260,000
Accounts payable and accrued liabilities	1,773,581	1,994,419	1,867,039
Income taxes payable	92,191	—	—
Deferred revenue	191,853	57,515	217,849
Principal portion of long-term debt due within one year	1,127,995	1,162,013	1 ,078,684
Principal portion of capital lease obligations due within one year	479,985	417,098	500,370

	4,245,605	4,187,045	3,923,942
Long-term debt (note 7)	2,234,281	1,706,716	2,093,100
Obligations under capital leases (note 8)	1,391,978	1,648,901	1,566,740
Loans payable (note 9)	2,375,870	2,196,194	2,375,870
Future income taxes payable	169,818	—	176,874

	10,417,552	9,738,856	10,136,526

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (NOTE 10)	15,378,813	15,316,422	15,323,082
UNREALIZED FOREIGN EXCHANGE GAIN	446,979	340,971	528,838
DEFICIT	(9,127,339)	(9,656,070)	(9,116,952)

	6,698,453	6,001,323	6,734,968

	$17,116,005	$15,740,179	$16,871,494

Commitments (note 13)
Contingent liabilities (note 14)

Approved by the Directors:

“signed”	“signed”

James Darby	Douglas R. Halward

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
For the three months ended December 31, 2003 and 2002

	2003	2002
Revenue
Bulk	$452,442	$459,116
Packaged products	147,306	128,599
Tipping fees, net	4,977,080	4,723,273

	5,576,828	5,310,988
Cost of sales (schedule)	3,332,575	3,325,602

Gross margin	2,244,253	1,985,386
Direct selling expenses (schedule)	1,010,761	947,139
General and administrative expenses (schedule)	1,216,533	1,215,368

Operating income (loss)	16,959	(177,121)
Other income (expense)
Interest and sundry	2,906	12,261
Gain on disposal of property, plant and equipment	133,650	878

Income (loss) before income taxes	153,515	(163,982)
Income tax expense (note 15)	163,902	33,405

Net income (loss) for the period	(10,387)	(197,387)
Deficit, beginning of period	(9,116,952)	(9,458,683)

Deficit, end of period	$(9,127,339)	$(9,656,070)

Earnings (loss) per share for the period - basic	$—	$(0.02)

Weighted average number of common shares outstanding -basic	10,016,044	9,976,299

Fully diluted earnings (loss) per share	$—	$(0.02)

Weighted average number of common shares outstanding -diluted	10,057,702	10,112,139

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the three months ended December 31, 2003 and 2002

	2003	2002

Cash flows from (used in) operating activities
Net loss for the period	$(10,387)	$(197,387)
Items not involving cash:
Amortization	504,914	588,260
Gain on disposal of property plant and equipment	(133,650)	(878)
Unrealized foreign exchange gain	(81,859)	(63,607)
Future income taxes	17,346	6,008

	296,364	332,396
Change in non-cash working capital:
Accounts receivable	324,002	211,745
Inventories	(68,392)	(198,700)
Prepaid expenses and deposits	4,648	(4,908)
Accounts payable and accrued liabilities	(93,458)	(536,865)
Income taxes	156,531	33,746
Deferred revenue	(25,996)	(67,431)
Current portion of long-term debt	49,311	83,905
Current portion of capital lease obligations	(20,385)	2,050

	622,625	(144,062)

Cash flows from (used in) financing activities
Increase in long-term debt, net	141,181	302,344
Decrease in obligations under capital leases, net	(174,762)	(114,018)
Decrease in loans payable	—	(190,118)
Issuance of share capital	55,731	—

	22,150	(1,792)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(776,113)	(865,127)
Proceeds from the sale of property, plant and equipment	141,325	935

	(634,788)	(864,192)

Increase (decrease) in cash and cash equivalents	9,987	(1,010,046)
Cash and cash equivalents, beginning of period	1,321,376	3,364,993

Cash and cash equivalents, end of period	$1,331,363	$2,354,947

Represented as:
Cash and cash equivalents	$1,911,363	$2,910,947
Demand loans, secured	(580,000)	(556,000)

	$1,331,363	$2,354,947

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value Inventories of work-in-process and finished goods are valued at the lower of standard cost and realizable value.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful Lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31. 2003 and 2002

1.	Significant Accounting Policies (continued)

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years,

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste international Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains are presented as a component of equity,

(i)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2003, cash equivalents were $nil (September 30, 2003-$nil; December 31, 2002 - $2,452,533).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(I)	Stock-Based Compensation

The Company has adopted the fair value for all direct awards of stocks and applies the fair value method in accordance with the Canadian Institute of Chartered Accountants {“CICA”) Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments. The fair value of stock options is determined by the “Black-Scholes Option Pricing Model” with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The Company did not grant any stock options during the three months ended December 31, 2003 and, as such, no compensation expense was recognized.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

1.	Significant Accounting Policies (continued)

(m)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

2.	Inventories

	December 31 ,	December 31 ,	September 30,
	2003	2002	2003

Raw materials and supplies	$723,752	$737,520	$749,968
Work-in-process	28,956	65,898	26,458
Finished goods	268,620	479,624	176,610

	$1,021,328	$1,283,042	$952,936

3.	Property, Plant and Equipment

	December 31,			December 31,	September 30,
	2003			2002	2003

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$1,698,133	$—	$1,698,133	$1,594,738	$1,698,133
Plant	3,226,366	788,299	2,438,067	732,492	978,470
Land improvements	1,068,336	438,142	630,194	222,124	191,695
Equipment	8,984,850	5,614,141	3,370,709	3,495,141	3,152,949
Office equipment	219,343	84,745	134,598	18,498	42,652
Leasehold improvements	168,528	145,306	23,222	45,761	29,775
Computer equipment	191,498	157,963	33,535	36,693	30,977
Bag plates and artwork	390,511	347,654	42,857	47,625	47,488
Automotive equipment	882,740	476,166	406,574	153,572	389,372
Construction-in-progress	—	—	—	31,951	1,754,903

	$16,830,305	$8,052,416	$8,777,889	$6,378,595	$8,316,414

4.	Assets Under Capital Leases

	December 31,			December 31 ,	September 30,
	2003			2002	2003

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	$3,081,028	$943,570	$2,137,458	$2,045,141	$2,333,426
Office equipment	23,775	19,416	4,359	11,677	5,548

	$3,104,803	$962,986	$2,141,817	$2,056,818	$2,338,974

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

5.	Other Assets

	December 31,	December 31 ,	September 30,
	2003	2002	2003

Deferred acquisition costs, net of accumulated amortization of $228,496 (September 30, 2003 - $228,496; December 31,2002 - $224,456)	$—	$4,040	$—
Goodwill, net of accumulated amortization of $51,318 (September 30, 2003 - $51,318; December 31, 2002 - $45,818)	21,995	27,495	21,995
Trademarks, net of accumulated amortization of $18,298 (September 30, 2003 - $17,524; December 31, 2002 - $15,202)	12,662	15,758	13,436
Technology license, net of accumulated amortization of $643 (September 30, 2003 - $623; December 31 , 2002 - $5S4)	914	993	934

	$35,571	$48,286	$36,365

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

At December 31 2003, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest a RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at December 31, 2003.

At December 31, 2003, borrowings outstanding on the operating lines of credit were $580,000 (September 30, 2003 - $260,000; December 31, 2002 - $556,000). The standby loan/lease has not been drawn on.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

7.	Long Term Debt

	December 31 ,	December 31 ,	September 30,
	2003	2002	2003

Notes bearing interest at rates ranging from 0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2008, collateralized by the related equipment.	$2,313,224	$2,868,729	$2,022,371
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $32,765 (US $25,237) including interest.	1,049,052	—	1,149,413

	3,362,276	2,868,729	3,171,784
Less: Principal due within one year	(1,127,995)	(1,162,013)	(1,078,684)

Long-term portion	$2,234,281	$1,706,716	$2,093,100

The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of December 31, 2003.

Principal obligations due within the next five years are as follows:

2004	$1,127,995
2005	1,016,436
2006	804,898
2007	275,997
2008	136,950

$3,362,276

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2004	$580,116
2005	577,910
2006	569,624
2007	328,825
2008	31,356

Minimum lease payments	2,087,831
Less: amounts representing interest	215,868

Present value of obligations under capital leases	1,871,963
Less: principal due within one year	479,985

$1,391,978

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,225,870 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary. The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6).

While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before December 31, 2004.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

10.	Share Capital

(a)	Authorized; 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	December 31, 2003		December 31, 2002		September 30, 2003

	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance, beginning of period	9,994,299	$15,976,859	9,976,299	$15,970,199	9,976,299	$15,970,199
Issued during the period:
Exercise of options for cash	142,900	55,731	0	0	18,000	$6,660
Share issue expenses	0	-653,777	0	-653,777	0	-653,777

Balance, end of period	10,137,199	$15,378,813	9,976,299	$15,316,422	9,994,299	$15,323,082

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date

Directors	402,500	0.60	March 14, 2007
Directors *	15,000	0.60	March 20, 2007
Employees **	139,500	0.27	February 15, 2005
Employees	156,000	0.60	March 14, 2007
Employees ***	30,000	0.60	March 14, 2007

	743,000

*	These options were cancelled subsequent to December 31, 2003.

**	10,000 of these options were exercised for cash subsequent to December 31, 2003.

***	This option is vested as to 20,000 shares on March 15, 2003 and will vest as to 10,000 additional shares on March 31, 2004, provided that the employee is employed by the Company on the vesting date.

A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at October 1, 2003	885,900	$0.51
Granted	—	—
Exercised	(142,900)	0.39

Outstanding at December 31, 2003	743,000	$0.54

Options outstanding and exercisable at December 30, 2003 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option

$0.27 - $0.60	743,000	733,000	2.70	$0.54	$0.54

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at December 31, 2003 were amounts aggregating $433,112 (September 30, 2003 - $390,482; December 31, 2002 - $823,841) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	December 31,	December 31 ,	September 30,
	2003	2002	2003

Management remuneration	$68,765	$77,085	$401 ,697
Interest and loan fees	46,025	43,330	181,425

	$114,790	$120,415	$583,122

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12.	Geographically Segmented Information

Three months ended December 31, 2003:

	Canada	United States	Consolidated

Sales to unaffiliated customers	$271,545	$5,305,283	$5,576,828
Inter-segment revenue (expense)	179,589	(179,589)	—

Total revenue	$451,134	$5,125,694	$5,576,828

Net income (loss) before income taxes	$(244,013)	$397,528	$153,515
Income tax expense	—	163,902	163,902

Net income (loss) for the period	$(244,013)	$233,626	$(10,387)

Identifiable assets on December 31, 2003	$3,014,177	$14,101,828	$17,116,005

Three months ended December 31, 2002:

	Canada	United States	Consolidated

Sales to unaffiliated customers	$261,416	$5,049,572	$5,310,988
Inter-segment revenue (expense)	150,101	(150,101)	—

Total revenue	$411,517	$4,899,471	$5,310,988

Net income (loss) before income taxes	$(315,376)	$151,394	$(163,982)
Income tax expense	—	33,405	33,405

Net income (loss) for the period	$(315,376)	$117,989	$(197,387)

Identifiable assets on December 31, 2002	$3,412,860	$12,327,319	$15,740,179

Year ended September 30, 2003:

	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,579,117	$20,778,973	$24,358,090
Inter-segment revenue (expense)	661,627	(661,627)	—

Total revenue	$4,240,744	$20,117,346	$24,358,090

Net income (loss) before income taxes	$(264,885)	$913,162	$648,277
Income tax expense	—	306,546	306,546

Net income (loss) for the year	$(264,885)	$606,616	$341,731

Identifiable assets on September 30, 2003	$2,921,990	$13,949,504	$16,871,494

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2006. This agreement provides for a total monthly salary of approximately Cdn $12,913 (US$ 9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$393,483 (including US$281,969) for the three months ended December 31, 2003. Minimum future rental payments under these teases are as follows:

2004	$1,002,090
2005	485,215
2006	83,927
2007	—
2008	—

$1,571,232

14.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under She terms of a green waste processing contract.

15.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	December 31,	December 31,	September 30,
	2003	2002	2003

Income tax from U.S. operations	$163,902	$33,405	$306,546
Income tax recovery from Canadian operations	-122,006	-157,688	-132,442

	41,896	-124,283	174,104
Valuation allowance on Canadian operations	122,006	157,688	132,442

Income tax expense	163,902	33,405	306,546

At December 31, 2003, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT’) benefits arising from loss carry-forwards of prior years and other timing differences which has resulted in the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At December 31,2003, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,600,000 expiring at various times through 2010 and for U.S. tax purposes, approximately US$ 63,200 in net operating losses available to offset future income expiring at various times through 2021.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

16.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

17.	Subsequent events

The following events took place subsequent to December 31, 2003:

(a)	Issuance of bonus shares

In conjunction with a loan consolidation agreement reached with a director, officer and shareholder of the Company, the Company issued 100,000 Common shares as a bonus for his continued financial support for the Company.

(b)	Equipment Financing

CRRI purchased a piece of equipment financed by a note payable in the amount of US $401,456 (Cdn $521,210) secured by the equipment. The note bears interest at the 30 day London Interbank Offered Rate (“LIBOR”) plus 3% and is repayable in 60 monthly installments of US $6,691 (Cdn $8,687) plus interest.

(b)	Exercise of options

10,000 Employee stock options were exercised for cash at the option price of $0.27 each.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
For the three months ended December 31, 2003 and 2002

	2003	2002
Direct Materials
Inventory, beginning of period	$749,968	$712,527
Purchases of direct materials and subtrades	265,009	483,916
Testing	7,298	6,694

Cost of direct materials available for use	1,022,275	1,203,137
Less: Inventory, end of period	(723,752)	(737,520)

Direct materials used	298,523	465,617
Direct labour	967,366	927,502
Manufacturing overhead	2,161,294	2,106,190

Manufacturing costs incurred for the period	3,427,183	3,499,309
Work-in-process, beginning of period	26,458	55,697

	3,453,641	3,555,006
Less: Work-in-process, end of period	(28,956)	(65,898)

Cost of goods manufactured	3,424,685	3,489,108
Finished goods, beginning of period	176,510	316,118

	3,601,195	3,805,226
Less: Finished goods, end of period	(268,620)	(479,624)

	$3,332,575	$3,325,602

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
For the three months ended December 31, 2003 and 2002

	2002	2001
Advertising	$(226)	$4,822
Amortization — bag plates and artwork	4,631	5,120
Automobile	1,650	990
Bad debts	11,365	11,854
Commissions	2,100	2,100
Discounts and allowances	919	2,998
Entertainment and promotion	1,973	818
Freight out	877,407	829,696
Marketing consulting	12,918	7,217
Miscellaneous	10,156	5,495
Travel	87,868	76,029

	$1,010,761	$947,139

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the three months ended December 31, 2003 and 2002

	2003	2002
Advertising	$8,741	$19,878
Amortization	99,803	103,209
Automobile	7,589	8,431
Bank charges and interest	2,143	5,462
Business taxes, licenses and fees	30,151	19,004
Consulting fees	41,678	30,687
Education and training	2,668	7,994
Entertainment and promotion	13,668	14,944
Foreign exchange (gain)	8,541	(2,113)
Insurance	7,380	5,874
Interest on long-term debt	127,003	146,509
Management remuneration	68,765	77,085
Miscellaneous	15,993	8,564
Office and stationery	47,415	24,065
Professional fees	69,474	70,164
Rent and office services	26,583	35,232
Shareholder relations	6,719	7,217
Telephone	39,636	41,223
Transfer agent and filing fees	3,124	1,251
Travel	16,430	27,524
Wages and benefits	573,029	563,164

	$1,216,533	$1,215,368

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE FIRST QUARTER ENDED DECEMBER 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

       See accompanying unaudited financial statements for the three months ended December 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:
See accompanying unaudited financial statements for
the year ended December 31, 2003.

2.	Related party transactions:
See Note 11 to the financial statements.

3.(a)	Summary of securities issued:
See Note 10 to the financial statements.

3.(b)	Summary of options granted:
See Note 10(c) to the financial statements.

4.(a)	Summary of authorized share capital:
See Note 10(a) to the financial statements.

4.(b)	Number and recorded value of shares issued:
See Note 10(b) to the financial statements.

4.(c)	Description of options, warrants and convertible securities:
See Note 10(c) to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:

Douglas R. Halward	Derrick M. J. Rolfe
James E. H. Darby	Richard J. M. Chase

5.	(b)	Officers:

James E. H. Darby–Chairman, Chief Executive Officer and Secretary
Douglas R. Halward-President

SCHEDULE C: MANAGEMENT DISCUSSION

See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
December 31, 2003

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the three months ended. December 31, 2003 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

For the three months ended December 31, 2003, Consolidated Envirowaste Industries Inc. reported earnings before income taxes of $153,515 compared to a net loss before income taxes of $163,982 for the comparable quarter ended December 31, 2002. For the first quarter ended December 31, 2003, the net loss after income taxes was $10,387, or $0.00 per share ($0.00 fully-diluted) compared to a net loss of $197,387 or $0.02 per share ($0.02 fully-diluted) for the three months ended December 31, 2002. Revenue for the quarter rose $266,000 or 4.8% over the comparable quarter last year despite an approximate increase of 15% in the value of the Canadian dollar versus its U.S. counterpart since last year and is attributed to increased storm-related activity during the quarter compared to last year. This increased activity is also largely responsible for the 2.8% increase in gross margin percentage and direct selling expenses compared to the first quarter of last year, while administrative burden remained constant. The $194,000 increase in comparable operating earnings was bolstered by a $134,000 gain from the disposal of a piece of equipment in Georgia. Income taxes of $164,000 are attributed to income from the Company’s U.S. operations.

US Operations

Revenues for the quarter, at just over Cdn $5.3 million, increased 26% in terms of US Funds, while unfavourable currency translation differences brought the sales increase to 5% for the quarter. Our core business from local municipal work improved over the comparable quarter of last year with the addition of the new Florida East Coast site, however, the storm off the Coast of Virginia diverted resources from these sites resulting in a backlog of processing and the consequent increase in deferred revenue over December 31, 2002. The Company’s Florida subsidiary has now settled into it’s new facilities and continues to utilize its old premises for storage and equipment maintenance.

Canadian Operations

Canadian revenues in the first quarterwere relatively unchanged. Tipping fees increased 10%, bulk sales declined 18% and packaged sales increased 15% in the first quarter compared to the 3 months ended December 31, 2002. Operational adjustments served to decrease losses by approximately $71,000 over the same quarter last year.

Liquidity and Capital Resources

The Company’s working capital has declined from that of December 31, 2002 as internal funds were utilized to construct the Florida subsidiary’s new facilities which had not yet commenced at December 31, 2002. In addition, working capital is tied up with storm– related receivables and payables while changes in the value of the Canadian dollar have further impacted working capital since September 30, 2003. The Company is generating strong cash flow from operations which will provide adequate working capital for the future.

Cash flow from operations remained comparable to the same quarter last year. After changes in non-cash working capital items, cash flow increased $767,000 over the three months ended December 31, 2002 while the change in cash and cash equivalents was $1 million dollars better than last year’s first quarter.

At December 31, 2003, the Company’s negotiations with one of its directors were substantially complete. The Company has agreed to provide him with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiary, and in conjunction with this agreement, has subsequently issued 100,000 common shares as a bonus for his continued financial support.

The Company’s Florida subsidiary has a commitment to purchase a piece of equipment financed by a note payable in the amount of US $401,456 (Cdn $521,210) secured by the equipment. The note bears interest at the 30 day London Interbank Offered Rate (“LIBOR”) plus 3% and is repayable in 60 monthly installments of US $6,691 (CDN $8,687) plus interest.

Outlook

Canadian and US exchange rates will have an important impact on the results in our second quarter, however we anticipate a leveling out of comparative exchange rates later in the year. It is still too early to tell what effect weather patterns and competition will have during the remainder of the year. We will continue to focus on operating level adjustments to be made as events unfold.

[signed]	[signed]
James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President